Exhibit 99.1

July 2025 Corporate Presentation

Forward looking statements 2 This presentation may contain some statements that may be considered “Forward - Looking Statements”, within the meaning of the US Securities Laws. Thus, any forward - looking statement relating to financial projections or other statements relating to the Company’s plans, objectives, expectations or intentions involve risks and uncertainties that may cause actual results to differ materially. For a discussion of such risks and uncertainties as they relate to us, please refer to our 2024 Form 20 - F, filed with US Securities and Exchange Commission, in particular Item 3, Section D, titled “Risk Factors.’’

Alterity is a late clinical stage biopharmaceutical company dedicated to developing treatments for individuals living with neurodegenerative diseases Our goal is to slow the course of disease We strive to create an alternate future and improve patient quality of life Alterity means the state of being different 3

Investment highlights 4 Positive Phase 2 data in multiple system atrophy (MSA), a Parkinsonian disorder Demonstrated robust efficacy on functional endpoint endorsed by FDA/EMA Large market potential in neurodegenerative diseases Highly experienced leadership team in movement disorders Oral administration preferred over competition Fast Track & Orphan Drug Designations for ATH434 in MSA, which has no approved treatment Patient friendly administration Three FDA approvals in neurology

Promising portfolio in neurodegenerative diseases

Program:	Indication:	Discovery	Pre-clinical	Phase 1	Natural History	Phase 2	Phase 3	Collaboration
ATH434-201	Multiple system atrophy double blind study					*Positive topline data*		
ATH434-202	Multiple system atrophy open label study					*Positive topline data*		
bioMUSE	Multiple system atrophy natural history study							VANDERBILT UNIVERSITY MEDICAL CENTER
ATH434	Parkinson's disease							THE MICHAEL J. FOX FOUNDATION FOR PARKINSON'S RESEARCH
ATH434	Friedreich's ataxia							University at Buffalo
Drug discovery	Neurodegenerative diseases							

Alterity THERAPEUTICS
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Targeting the pathology in Parkinsonian disorders

Alpha - synuclein and iron balance are important for normal CNS function Two forms of iron required for cellular function • Energy production and activity of many enzymes • Neurotransmitter synthesis (e.g., dopamine) • Myelin synthesis α - Synuclein protein • Present in all neurons • Regulates neurotransmitter release • Facilitates neuronal communication α - Synuclein Fe 2+ Reactive Fe 3+ Stable Myelination of axons Sources: Ritchie et al, 2012; DOI:10.4236/health.2012.431175; Cronin et al, 2019, doi.org/10.3389/fmolb.2019.00116 (adapted) 7

Pathology of Parkinsonian disorders α - synuclein Aggregation Increased Brain Iron Parkinson’s disease Multiple system atrophy n = 24 n = 9 n = 7 * n = 3 n = 13 n = 8 * 0 10000 20000 nmol iron/g of human brain 30000 Putamen (M) Putamen (L) Globus pallidus (M) Globus pallidus (L) S. nigra (T) n = 11 n = 8 * n = 9 n = 6 * n = 10 n = 8 n = 8 n = 8 n = 9 n = 8 * Healthy controls Patients 0 10000 20000 30000 S. nigra (T) S. nigra (pc) Cerebellum PET imaging of α - synuclein pathology (18F - C05 - 05) Parkinson’s disease Healthy Control MSA nmol iron/g of human brain Endo et al., Neuron 2024; Dexter et al. Brain.1991 8 8 8

Role of iron and α-synuclein in disease pathogenesis

The Relevance of Iron in the Pathogenesis of Multiple System Atrophy: A Viewpoint

Christine Kaindlstorfer [1], Kurt A Jellinger [2], Sabine Eschlböck [1], Nadia Stefanova [1], Günter Weiss [3], Gregor K Wenning [1]

Iron converts native α-SYN into a β-sheet conformation and promotes its aggregation *either directly or via increasing levels of oxidative stress.*

The disturbance of its [iron] homeostasis leads to abnormal iron deposition in the brain and causes neurotoxicity via generation of free radicals and oxidative stress.

The Irony of Iron: The Element with Diverse Influence on Neurodegenerative Diseases

Seojin Lee [1] [2], Gabor G Kovacs [1] [2] [3]

The close association of iron accumulation with distinct α-synuclein-pathology-related anatomical regions of the two disease subtypes supports the critical involvement of pathological iron in disease progression *and further suggests the two disease subtypes as distinct pathological identities in relation to disease pathogenesis.*

Alterity THERAPEUTICS

doi 10.3233/JAD-170601 (2018); doi.org/10.3390/ijms25084269 (2024)

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Excess reactive iron drives α-synuclein aggregation and promotes oxidative injury



Fe^{2+}
Fe^{3+}
Iron imbalance
PCBP
Excess reactive iron
ROS
Increased ROS
Mitochondrial dysfunction
ROS damage to cellular components.
Lipid peroxidation
α-Synuclein aggregation
monomer or normal
oligomers
fibrils
α--syn fibrils damage multiple organelles
α-syn fibrils impair myelin production in MSA
Neuron death and impaired oligodendrocyte function

Alterity THERAPEUTICS

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Treatment approach: Address underlying pathology Redistributes excess labile iron in the CNS Potential Disease Modifying Therapy Reduces α - synuclein aggregation and oxidative injury Preserves neurons and oligodendrocyte support cells Stabilises or improves patient function 11

ATH434: Potential disease modifying drug candidate ATH434 binding to iron Small molecule Penetrates blood - brain barrier and acts intracellularly to address pathology Oral administration Preferred by patients and doctors vs infusions (IV, intrathecal) or injections Iron chaperone Moderate binding affinity, redistributing excess labile iron in CNS Broad treatment potential Potential to treat many neurodegenerative diseases (e.g., Parkinson’s, Frederich Ataxia) Orphan and Fast track designations US FDA Fast Track Designation and Orphan drug designation in U.S. and EU 12

Accumulated evidence of ATH434 efficacy

Target disease	Model	Midbrain iron incl. s. nigra	α-Synuclein	Preserve neurons / function	Clinical observations
Parkinson's disease	Monkey MPTP	↔ ↓	n/a	↑	Improved motor performance
Parkinson's disease	Monkey MPTP	↓	↓	↑	Improved motor performance
Parkinson's disease	Mouse A53T	↓	↓	↑	Improved motor performance
Parkinson's disease	Mouse tau knockout	↓	↓	↑	Improved motor performance
MSA[1]	PLP-α-syn	↓	↓	↑	Improved motor performance
MSA[2]	PLP-α-syn	↔ ↓	↓	↑	Improved motor performance

↔ Stable

Alterity THERAPEUTICS

Sources: Bradbury et al, Am Acad. Neurol 2024; Finkelstein, Acta Neuropath Comm 2017; Beauchamp et al, Neurotherapeutics 2022; [1] Heras-Garvin et al, Mov Disord. 2021; [2] Finkelstein et al, J Park Dis 2022

ATH434 consistently improved motor performance by reducing α-synuclein aggregation and preserving neurons

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ATH434 clinical development program in MSA

Multiple System Atrophy (MSA): Parkinsonian disorder with no approved treatment

- Highly debilitating and rapidly progressive
- Orphan disease: up to 50,000 patients in U.S.
- Disease characteristics
  - Motor: Parkinsonism, uncoordinated movements, balance problems, falls
  - Autonomic dysfunction: blood pressure maintenance, bladder control, bowel function
  - Atrophy and α-synuclein accumulation in multiple brain regions
- Over 50% require wheelchair in 5 years
- Median survival 7.5 years after symptom onset



Sexual dysfunction
Urinary dysfunction
REM sleep behavior disorder
Orthostatic hypotension
Stridor
Parkinsonism
Cerebellar features
Multidomain autonomic failure
Pyramidal signs
Recurrent falls
Indwelling catheter
Frontal executive dysfunction
Unintelligible speech
Gastrostomy
Tracheostomy
Bronchopneumonia
Uroseptic fever
Sudden death
Death can occur
Clinically Established MSA
Premotor MSA
Clinically Probable MSA
0
3
6
9
Years

Sources: Fanciulli, Wenning. NEJM 2015 | Wenning, et al. Mov Disorders 2022 | Coon, et al. Brain 2015 | Multiple System Atrophy: National Institute of Neurological Disorders and Stroke (nih.gov)

Alterity THERAPEUTICS

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Our diligent clinical development approach to achieve meaningful outcomes in MSA

Phase 1 Program

ATH434

- achieved half-life and twice daily dosing
- achieved blood levels in humans that exceeded efficacious concentrations in the animal model
- favorable safety profile
- demonstrated that the drug was well-tolerated

Natural History Study

bioMUSE

- observational study in individuals with MSA
- designed to de-risk clinical development program
- optimized patient selection for Phase 2 trials

Phase 2:

ATH434-201

Randomized double-blind placebo-controlled trial

Results: clinically meaningful efficacy on MSA rating scale, measures of orthostatic hypotension, disease severity

ATH434-202

Open label trial in advanced MSA patients

Results: showed improved neurological symptoms in more advanced patients and favorable safety

Alterity THERAPEUTICS

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BioMUSE natural history study informs and de-risks treatment studies

bioMUSE

N=21

Observational

Patient criteria:

Clinically Probable MSA

Biomarkers:

- MRI: iron, volume, glial pathology
- Fluid: NfL, aggregated α-synuclein
- Digital: Wearable movement sensors

Clinical: UMSARS 1, autonomic function, motor function global measures

Treatment: 12 months

Objectives:

Optimize patient selection and endpoints for Phase 2

Biomarker observations:

- **Iron content:** Significant increase in iron observed at 12 months in key brain region (substantia nigra)
- **Brain volume:** Significant decrease in volume observed over 12 months in MSA affected regions
- **Neuronal injury marker:** Increase in neurofilament light chain (NfL) at 6 and 12 months

BioMUSE natural history study allowed us to optimize patient selection for our Phase 2 trials

Alterity THERAPEUTICS

*Biomarkers of progression in Multiple System Atrophy (bioMUSE).; 1NfL: Neurofilament light chain

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BioMUSE natural history study results bioMUSE Optimized patient selection in Phase 2 trials: Advanced MRI methods: α - synuclein in CSF: Precision biomarker assessment: Structural mapping: Iron content in substantia nigra: Identified ”iron signature” of early MSA Differentiated MSA from Parkinson’s disease (PD) Revised selection criteria in ATH434-201 and ATH434 - 202 protocols to exclude PD patients Improved precision of volume measurements Novel strategies for measuring brain iron in individual regions State of the art methods enabled precise measurements of brain iron and volume with MRI 18 Sources: Presentations/Posters on file, including Claassen et al, MDS Conference 2021 and 2022.

ATH434-201 randomized, double-blind, placebo-controlled trial

ATH434-201

Patient criteria:

N=77

- Clinical diagnosis of MSA
- Motor symptoms ≤4 years
- No severe impairment
- Elevated brain iron on MRI
- Elevated plasma NfL

Study design:

- ATH434 **75 mg** twice daily
- ATH434 **50 mg** twice daily
- **Placebo twice daily**

12 months treatment

Endpoints:

- **Key clinical endpoint:** modified UMSARS Part 1
- **Key biomarker endpoint:** brain iron content by MRI
- **Additional secondary endpoints:** CGI-S, OHSA, Wearable Sensors, Safety

Alterity THERAPEUTICS

MRI - Magnetic Resonance Imaging; **UMSARS** - Unified MSA Rating Scale (UMSARS) Scale– measures activities of daily living
CGI-S - Clinical Global Impression-Severity scale; **OHSA** - Orthostatic Hypotension Symptom Assessment

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Importance of the Unified MSA Rating Scale Part I (UMSARS I) UMSARS is the FDA endorsed clinical endpoint to support approval for the treatment of MSA ATH434 - 201 Speech Walking Swallowing Falling Handwriting Orthostatic symptoms Cutting food Urinary function Dressing Bowel function Hygiene Sexual function* Validated rating scale to assess MSA disease severity Rates functional impairment in domains affected in MSA Rated from 0 to 48 higher scores worse UMSARS Part I Items: 20 * Modified version of UMSARS I excludes sexual function item

Criteria * Population: Change from BL to week 52: Endpoint: ≥ 1 post - baseline MRI (26 weeks) (+) aggregating α - synuclein SAA Imaging Iron content in s. nigra by MRI Primary (Biomarker) ≥ 1 post - baseline UMSARS I (13 weeks) Clinical Change in Modified UMSARS Part I Key secondary (Clinical) 21 * All patients in Imaging and Clinical analysis populations were randomized and treated Populations and key endpoints 77 Randomized Imaging analysis population Clinical analysis population 71 61 6 no post baseline UMSARS I 5 neg. CSF α - syn SAA 10 d/c before week 26 1 completed week 26 w/o MRI

ATH434 - 201 75 mg twice daily ATH434 - 201 50 mg twice daily Placebo Age (y) N=24 N=25 N=22 63.9 (6.7) 63.1 (6.1) 61.3 (6.6) 62.5% 52.0% 63.6% Gender (% male) 2.3 (0.9) 2.6 (0.8) 2.5 (0.8) Duration of motor symptoms (y) 14.4 (4.4) 15.2 (5.4) 16.9 (3.9) Modified UMSARS I1 48.9 (16.8) 47.8 (18.4) 57.6 (14.2) Motor score of Parkinson plus scale 1 32.3 (9.0) 31.1 (9.1) 34.9 (12.5) Plasma NfL (pg/mL) 96% 92% 91% CSF aggregating α - syn SAA (+) 15.0 (12.2) 13.8 (13.2) 13.5 (9.8) OH symptom assessment 70.8% 60.0% 59.1% Clinical phenotype: MSA - P (%) 29.2% 4.0% 4.5% Severe orthostatic hypertension 22 Severe OH is a predictor of rapid disease progression Baseline characteristics ATH434 - 201 Clinical analysis population 1 Payan et al. PlosOne 2011

Achieved clinically significant efficacy on modified UMSARS Part I change from baseline to week 52 ATH434 - 201 26 24 22 20 18 16 12 0 14 worsening 26 Week Modified UMSARS I 52 39 13 p=0.16 for 75 mg p=0.02 for 50 mg Relative treatment effect Difference vs. placebo LS mean (SE ) Placebo N=22 48% - 3.8 (1.6) ATH434 - 201 50 mg N=25 30% - 2.4 (1.7) ATH434 - 201 75 mg N=24 Relative Treatment Effect Change ATH434 − Change Placebo Clinical Analysis Population 23 Change Placebo

Efficacy on Clinical Global Impression of Severity (CGI - S) scale change from baseline to week 52 Clinical Analysis Population 24 1.5 1.0 * p=0.009 0.5 0.0 worsening Change in CGI - S (week 52 - Baseline) ATH434 - 201 50 mg ATH434 - 201 75 mg LS mean (SE) Placebo • CGI - S is a single - item questionnaire that uses a 7 - point Likert Scale ranging from 1 to 7 where a higher score indicates a worse outcome • Assesses total picture of participant over the prior 28 days: • illness severity, impact of illness on function, level of distress and any other aspects of impairment ATH434 - 201

Efficacy on Orthostatic Hypotension Symptom Assessment (OHSA)
change from baseline to week 52

ATH434-201



10
5
0
-5
Change In OHSA (week 52 BL)
p=0.08
p=0.14
Placebo
ATH434
50 mg
ATH434
75 mg
worsening
improvement
LS mean (SE)

OHSA: component of the orthostatic hypotension questionnaire
Assesses severity of six symptoms:

- dizziness/lightheadedness/feeling faint/feeling like blacking out
- problems with vision (blurry, seeing spots, tunnel vision)
- weakness
- fatigue
- concentration
- head and neck discomfort

Alterity THERAPEUTICS

Clinical Analysis Population

Kaufmann, et al. Clin Auton Res 2012..

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ATH434 - 201 Step count worsening 0 - 1000 - 2000 - 3000 Change In steps/day p = 0.0437* p = 0.1041 Total time walking Change In bouts/day Total standing time Pendant for wearable sensor ATH434 - 201 50 mg ATH434 - 201 75 mg Placebo Change In minutes/day 0 - 10 - 20 - 40 - 30 p = 0.1267 p = 0.1535 worsening Bouts of walking 0 - 50 - 100 worsening 0 Clinical Analysis Population 26 - 20 - 40 - 80 - 60 Change In minutes/day worsening ATH434 preserved activity in outpatient setting change from baseline to week 52

ATH434 - 201 ATH434 - 201 Placebo 75 mg N=26 50 mg N=25 twice daily subjects 1 N=26 N (%) of 25 (96.2%) 21 (84.0%) Any Adverse Event (AE) 24 (92.3%) 7 (26.9%) 10 (40.0%) UTI 14 (53.8%) 8 (30.8%) 7 (28.0%) Fall 8 (30.8%) 4 (15.4%) 6 (24.0%) Covid - 19 1 (3.8%) 5 (19.2%) 1 (4.0%) Fatigue 2 (7.7%) 2 (7.7%) 3 (12.0%) Back pain 1 (3.8%) 6 (23.1%) 3 (12.0%) Severe AEs 2 8 (30.8%) 7 (26.9%) 5 (20.0%) Serious AEs 2 10 (38.5%) Adverse Events 27 1 - Reporting one or more event 2 - None related to Study Drug ATH434 - 201 • Similar rates of AEs in ATH434 and placebo participants • No treatment associated effects on hemoglobin or iron parameters

Neuroimaging Endpoints ATH434 - 201 Change in Iron Content by MRI Evidence of target engagement • Reduced/stabilized iron content in Pallidum (GP) > Putamen • Reduced iron content in s. nigra at 50 mg dose but not 75 mg (primary endpoint) Compared to placebo: ^p = 0.025, *p = 0.08 Iron content, No observable difference, 0.0000 - 0.1000 - 0.2000 - 0.3000 - 0.4000 - 0.5000 - 0.6000 worsening Change in Brain Volume * 26 weeks 52 weeks Z - score ATH434 - 201 50 mg ATH434 - 201 75 mg Placebo • ATH434 demonstrated target engagement on MRI • ATH434 showed trends in preserving brain volume 75 mg 50 mg Region Week 52 Week 26 Week 52 Week 26 Pallidum Putamen S. nigra 28 * MSA Atrophy Index: composite z - score of putamen, GP, cerebellum and brainstem vs. healthy age - matched population

ATH434 - 201 trial conclusions 29 • ATH434 demonstrated clinically significant efficacy in modifying disease progression in MSA Both 50 and 75 mg efficacious on UMSARS I and important secondary endpoints • Demonstrated target engagement with reduced iron accumulation in MSA affected brain regions • Baseline differences in disease severity likely explain lower - than - expected response at 75 mg • Showed trends in preserving brain volume in MSA affected areas • No safety signals and was well - tolerated • Results strongly support continued advancement of ATH434 for the treatment of MSA ATH434 - 201

ATH434 - 202 - study design 30 Single arm, open - label Design Efficacy and safety of ATH434 Objectives Advanced MSA (n=10) Population ATH434 75 mg BID x 12 months Treatment Iron, volume Brain MRI Biomarkers NfL, Aggregated α - synuclein Fluid Biomarkers UMSARS I, clinical/patient global impressions of change Clinical Measures

ATH434 202 - Baseline characteristics Comparison to 75 mg group in double - blind study 31 ATH434 - 201 | 75mg BID (N=24) ATH434 - 202 | 75 mg BID (N=10) Parameter 63.9 (6.7) 64.5 (7.5) Age (yr) 62.5% 30.0% Gender (% male) 2.3 (0.9) 3.9 (1.8) Duration of motor symptoms (yr) 14.4 (4.4) 19.2 (5.3) Modified UMSARS I 1 48.9 (16.8) 57.5 (20.4) Motor score of Parkinson Plus Scale 2 32.3 (9.0) 42.1 (14.1) Plasma NfL (pg/mL) 96% 100% CSF aggregating α - syn SAA (+) 15.0 (12.2) 16.7 (14.8) OH Symptom Assessment 29.2% 40.0% Severe Orthostatic Hypotension Mean (SD) 1 Excluding sexual function item 2 Payan et al. PlosOne 2011

ATH434 - 202 - Key efficacy data at 75 mg Comparison to double blind study at 12 mo 32 The 75 mg dose demonstrated comparable efficacy to that observed in the double - blind study ATH434 - 201 | 75mg BID (N=24) ATH434 - 202 | 75 mg BID (N=10) Parameter 5.6 (5.6) 3.5 (4.7) Modified UMSARS I 21% 30% Clinical global impression of change (%stable) 26.4% 30% Patient global impression of change (%stable) - 0.42 (0.29) - 0.44 (0.14) Change in brain volume 1 Mean (SD) 1 MSA affected areas by MSA - atrophy index. Trujillo, P. et al Annals of Clin and Trans Neuro, 2025  Reduced iron accumulation in the pallidum and putamen, versus placebo in Study 201, provide evidence of target engagement and support the clinical efficacy of ATH434  The pattern of iron accumulation in the substantia nigra was comparable to that observed in the 75 mg dose group in Study 201

Significant commercial opportunity in MSA $US1.1+ Billion Potential U.S. annual peak sales for ATH434 in MSA Substantial unmet need Severely debilitating illnesses with no current treatments are ripe for new entrants targeting underlying pathology of the disease. Unique MoA Inhibition of protein aggregation is a novel mechanism of action that may prove to impact more than motor symptoms. Strong intent to prescribe Motivated by efficacy of treating the underlying disease and not just the symptoms, clinicians intend to offer ATH434 to most of their patients with MSA. Ease of use Source: Survey of U.S. neurologists, updated 2023 33 Twice daily oral administration of ATH434 preferred by physicians

Creating strong momentum in 2025 5 Strong cash balance: A $40.7M as of 30 June Robust efficacy in Phase 2 double - blind trial Highly experienced development team with multiple FDA approvals in neurology Lead indication MSA is an Orphan Disease with no approved treatment Open label trial and Natural History study support ATH434 clinical development 1 2 3 4 FDA Fast Track designation in MSA Data presentations at AAN and MSA Congress FDA End - of - Phase 2 Meeting Q4 25 ATH434 - 201 Positive Topline Data ATH434 - 202 Positive Topline Data Data presentations at MDS, AAS, ANA Q4 25 34 Multiple Meaningful Catalysts

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